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<FILENAME>asmc_sc13g.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
				(Amendment No. __)*

                       American Strategic Minerals Corporation
                                (Name of Issuer)

                      	 Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

						030101109
                                 (CUSIP Number)

                                December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed'
 for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

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CUSIP No. 030101109                  13G                   Page 2 of 9 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
STOCK         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     3,524,800 shares of Common Stock

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     3,524,800 shares of Common Stock

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,524,800 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.94%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

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CUSIP No. 030101109                  13G                   Page 3 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     3,524,800 shares of Common Stock

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     3,524,800 shares of Common Stock

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            3,524,800 shares of Common Stock

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            7.94% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

CUSIP No. 030101109                  13G                   Page 4 of 9 Pages
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Item 1.

(a)   Name of Issuer

           American Strategic Minerals Corporation, a Nevada corporation (the 'Company')

(b)   Address of Issuer's Principal Executive Offices

           	2331 Mill Road, Suite 100
           	Alexandria, Virginia 22314


Item 2(a).  Name of Person Filing

	This statement is filed by Hudson Bay Capital Management, L.P. (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Investment Manager and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017


Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.0001 per share (the 'Common Stock')


Item 2(e)   CUSIP Number

      	030101109

CUSIP No. 030101109                  13G                   Page 5 of 9 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Securities Exchange Agreement, dated as of November 14, 2012 by and among the Company, Sampo IP, LLC, a Virginia limited liability company and members of Sampo IP, LLC signatory thereto, which is attached as Exhibit
10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2012 (the 'Securities Exchange Agreement'), indicates that as of November 14, 2012, the Company had 34,118,127 shares of Common Stock outstanding and upon the closing of the transactions contemplated by the Securities Exchange Agreement an additional 9,250,000 shares of Common Stock were issued. The percentages set forth on Row (ll) of the cover page for each Reporting Person is based on the aggregate of 43,368,127 outstanding shares of Common Stock








CUSIP No. 030101109                  13G                   Page 6 of 9 Pages
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	The Investment Manager, which serves as the investment manager to
 Hudson Bay Master Fund Ltd., in whose name the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.


Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 030101109                 13G                   Page 7 of 9 Pages
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Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 030101109                   13G                  Page 8 of 9 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2013


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	 Sander Gerber
Title: Authorized Signatory




/s/ Sander Gerber
SANDER GERBER
CUSIP No. 030101109                 13G                   Page 9 of 9 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share of American Strategic Minerals Corporation is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 6, 2013

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory



/s/ Sander Gerber
SANDER GERBER









DOC ID-17730909.3